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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               For July 17, 2000

                                 AERCO LIMITED
                              22 Grenville Street
                                   St. Helier
                                 Jersey JE4 8PX
                                Channel Islands

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                       Form 20-F  X          Form 40-F  _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                             Yes   _          No  X

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     AerCo Limited ("AerCo") reports that on July 17, 2000, it commenced a securitization of an additional 30 aircraft acquired and to be acquired from AerFi Group plc ("AerFi"). Simultaneously with the securitization, AerCo refinanced its currently outstanding subclass A-1 notes.

     In connection with the securitization and refinancing, AerCo issued four subclasses of notes (the "New Notes"). The New Notes were offered to qualified institutional buyers in the United States under Rule 144A and outside the United States under Regulation S. Under the indenture dated as of July 15, 1998, between AerCo and Bankers Trust Company, as trustee (as supplemented by Supplement No. 1 to the indenture dated as of July 17, 2000, and as the indenture may be further amended, supplemented or otherwise modified from time to time) (the "Indenture"), under which AerCo's outstanding notes issued on July 15, 1998 (the "1998 Notes") were issued, AerCo may only issue New Notes if it receives confirmation from the rating agencies that the issuance of New Notes will not result in the lowering or withdrawal by them of their current ratings of any subclass of 1998 Notes. AerCo received this confirmation from the rating agencies. This report has been prepared solely for information purposes and is not an offer to buy or sell, or a solicitation of an offer to buy or sell, any security or instrument or to participate in any trading strategy.


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     Twenty-four of the additional aircraft will not be delivered by AerFi to
AerCo until after the closing date. AerCo's obligation to purchase any additional aircraft will terminate on July 16, 2001 if the aircraft cannot be delivered by that date or under certain other circumstances. Exhibit 14 to this report describes the purchase agreement AerCo entered into with AerFi and other arrangements relating to the acquisition of the additional aircraft. Aerco's enlarged portfolio, including the 30 additional aircraft and related leases, will support its obligations under both the 1998 Notes and the New Notes. In connection with the securitization, AerCo obtained new appraisals as of April 30, 2000 for each aircraft in the enlarged portfolio. With immediate effect AerCo will use the relevant new appraisals to calculate the "Adjusted Base Value" of each of the 33 aircraft that it owned prior to commencing the securitization for all purposes under the Indenture, regardless of whether it consummates the securitization. Attached as Exhibit 2 is a description of AerCo's enlarged portfolio, assuming that it acquires the remaining additional aircraft and containing the new appraisals.

     In connection with the securitization, AerFi replaced Babcock & Brown as servicer of the aircraft and debis Airfinance B.V. will act as standby servicer, cash manager and administrative agent. Exhibit 13 provides information regarding these arrangements. In connection with the securitization and refinancing, AerCo revised its assumptions about its performance in future years. Attached as
Exhibit 3 are the new assumptions, based upon the enlarged AerCo portfolio. Based on the new assumptions, the tables showing possible future revenue scenarios also changed. Also under the new assumptions and with the enlarged portfolio, AerCo's assumed monthly lease rentals and assumed portfolio values changed. These are attached as Exhibits 5 and 6, respectively. The new assumptions do not affect the payment terms of the 1998 Notes, but merely represent a revised illustration of the effects of factors that are likely to significantly affect AerCo's performance in future years.

     Upon consummation of the securitization, in accordance with Section 3.11 of the Indenture, each of the Class Percentages (as defined in the Indenture) for AerCo's class A, class B, class C and class D notes were adjusted to take into account the acquisition of the 30 additional aircraft. In addition, as described in Exhibit 9, the Target Principal Balances for the class C notes have been adjusted so that they equal the Minimum or Scheduled Class Percentage, as the case may be, multiplied by the outstanding principal balance of the class C notes, subject to adjustment for the non-delivery of additional aircraft. Attached as Exhibits 7, 8, 9, and 10, respectively, are the resulting class A Class Percentages, class B Class Percentages, class C Class Percentages and class D Class Percentages.

     In accordance with Section 3.11 of the Indenture, no Pool Factor or Extended Pool Factor (as defined in the Indenture) for any subclass of AerCo Group Notes (as defined in the Indenture) were adjusted. Attached as Exhibits 11 and 12, respectively, are the Base Pool Factors and Base Extended Pool Factors for all of AerCo's notes (including the New Notes).

     In this report, the term "AerCo Group" shall refer to AerCo and its subsidiaries and the term "AerFi Group" shall refer to AerFi and its subsidiaries.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

                                             AERCO LIMITED
Date: July 17, 2000
                                             By: /s/ FREDERICK W. BRADLEY
                                                 -------------------------------
                                                 Director and Chairman

                                 EXHIBIT INDEX

Exhibit 1 ........................... Summary of the New Notes
Exhibit 2 ........................... AerCo's Portfolio
Exhibit 3 ........................... AerCo's Performance Assumptions
Exhibit 4 ........................... Stress Tables
Exhibit 5 ........................... Monthly Lease Rentals
Exhibit 6 ........................... Assumed Portfolio Values
Exhibit 7 ........................... Class A Class Percentages
Exhibit 8 ........................... Class B Class Percentages
Exhibit 9 ........................... Class C Class Percentages
Exhibit 10 .......................... Class D Class Percentages
Exhibit 11 .......................... Base Pool Factors
Exhibit 12 .......................... Base Extended Pool Factors
Exhibit 13 .......................... Servicing Arrangements
Exhibit 14 .......................... The Acquisition of the Additional Aircraft


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